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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.     4   )*
                                          ---------

                        Gaylord Entertainment Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  367901105
                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 8 pages

CUSIP No. 367901105                       13G                 Page 2 of 17 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Oklahoma Publishing Company Voting Trust

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /X /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under Delaware law
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     37,823,869
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                            0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                              0
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                      37,823,869
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  37,823,869

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 45.84%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    OO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 8 pages

CUSIP No. 367901105                       13G                 Page 3 of 17 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward L. Gaylord

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /X /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                       1,111,167
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                    38,540,494
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                       1,111,167
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                      38,540,494
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,651,661

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   *

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 47.22%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 8 pages

CUSIP No. 367901105                       13G                 Page 4 of 17 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edith Gaylord Harper

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /X /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                      1,190,802
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   37,823,869
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                      1,190,802
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     37,823,869
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,014,671

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    *

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 46.61%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 8 pages

CUSIP No. 367901105                       13G                 Page 5 of 17 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Christine Gaylord Everest

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /X /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                         73,867
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   38,209,744
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                         73,867
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     38,209,744
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  38,283,611

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    *

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 46.14%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 8 pages

CUSIP No. 367901105                       13G                 Page 6 of 17 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward K. Gaylord II

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /X /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                         29,767
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   38,209,744
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                         29,767
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     38,209,744
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  38,239,511

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    *

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 46.11%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 8 pages

CUSIP No. 367901105                       13G                 Page 7 of 17 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louise Gaylord Bennett

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /X /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                          5,512
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                            0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                          5,512
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                          2,834,730
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,840,242

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    *

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 5.98%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 8 pages

    This Amendment No. 4 amends and restates the Schedule 13G dated February 12, 1993, as amended by Amendment No. 1 dated February 14, 1994, Amendment No. 2 dated February 14, 1995, and Amendment No. 3 dated February 13, 1996.

ITEM 1.

       (a)    NAME OF ISSUER:  Gaylord Entertainment Company

       (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     2802 Opryland Drive
                     Nashville, Tennessee  37214

ITEM 2.

       (a)    NAME OF PERSON FILING:

              1.     The Oklahoma Publishing Company Voting Trust
              2.     Edward L. Gaylord
              3.     Edith Gaylord Harper
              4.     Christine Gaylord Everest
              5.     Edward K. Gaylord II
              6.     Louise Gaylord Bennett

       (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1.     The Oklahoma Publishing Company Voting Trust
                     c/o Edward L. Gaylord, Voting Trustee
                     9000 North Broadway
                     Oklahoma City, Oklahoma  73114

              2.     Edward L. Gaylord
                     900 North Broadway
                     Oklahoma City, Oklahoma  73114

              3.     Edith Gaylord Harper
                     9000 North Broadway
                     Oklahoma City, Oklahoma  73114

              4.     Christine Gaylord Everest
                     9000 North Broadway
                     Oklahoma City, Oklahoma  73114




                              Page 8 of 17 pages

              5.     Edward K. Gaylord II
                     9000 North Broadway
                     Oklahoma City, Oklahoma  73114

              6.     Louise Gaylord Bennett
                     1604 Dorchester Drive
                     Oklahoma City, Oklahoma  73120

       (c)    CITIZENSHIP:

       The Voting Trust is a trust created under Delaware law pursuant to an agreement made and entered into as of October 3, 1990, as amended effective October 23, 1991; the individual reporting persons are U.S. citizens.

       (d)    TITLE AND CLASS OF SECURITIES:

       Class A Common Stock, $.01 par value ("Class A Stock")

       (e)    CUSIP NUMBER:  367901105


ITEM 3. INFORMATION REQUIRED WHERE STATEMENT FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

       Not applicable.


ITEM 4.       OWNERSHIP

       (a)    AMOUNT BENEFICIALLY OWNED

              1.     The Oklahoma Publishing Company Voting Trust
                                   . . . . . . . . . . .  37,823,869

              2.     Edward L. Gaylord . . . . . . . . .  39,651,661 (a) +

                     (a) Does not include shares owned by Mr. Gaylord's wife Thelma F. Gaylord, his children Christine Gaylord Everest, Edward K. Gaylord II, and Louise Gaylord Bennett, and his sister Edith Gaylord Harper, as to which Mr. Gaylord disclaims beneficial ownership. Includes

                            787,185 shares of Class B Common Stock (currently convertible share for share into Class A Common Stock) beneficially owned by Gayno, Inc., a corporation controlled by Edward L. Gaylord; 14,055,577 shares of Class B Common Stock beneficially owned by him as Trustee for the Edward
                            L. Gaylord Revocable Trust; 2,585,940 shares of Class B Common Stock beneficially owned by him as Trustee for the Mary I. Gaylord Revocable Living Trust; 385,875 shares of Class B Common Stock beneficially owned by The Oklahoman Foundation, a charitable trust of which Edward L. Gaylord is a Trustee; 44,100 shares of Class A Common Stock beneficially owned by him as Trustee for the Edward
                            L. Gaylord Revocable Trust; and 330,750 shares of Class A Common Stock owned by the E.L. and Thelma Gaylord Foundation, a charitable trust of which Edward L. Gaylord is a Trustee.

              3.     Edith Gaylord Harper  . . . . . . .  39,014,671 (b) +

                     (b) Does not include shares owned by Mrs. Harper's brother Edward L. Gaylord, as to which Mrs. Harper disclaims beneficial ownership.

              4.     Christine Gaylord Everest . . . . .  38,283,611 (c) +

                     (c) Does not include shares owned by Mrs. Everest's husband James H. Everest, her children Mary Christine Everest and Tricia Louise Everest, her parents Edward L. Gaylord and Thelma F. Gaylord, and her siblings Edward K. Gaylord II and Louise Gaylord Bennett, as to which Mrs. Everest disclaims beneficial ownership. Includes 385,875 shares of Class B Common Stock beneficially owned by the Oklahoman Foundation, a charitable trust of which Christine Gaylord Everest is a Trustee.

              5.     Edward K. Gaylord II  . . . . . . .  38,239,511 (d) +

                     (d) Does not include shares owned by Mr. Gaylord II's parents Edward L. Gaylord and Thelma F. Gaylord and his siblings Christine Gaylord Everest and Louise Gaylord Bennett, as to which Mr. Gaylord II disclaims beneficial ownership. Includes 367,500 shares of Class B Common Stock beneficially owned by the Oklahoman Foundation, a charitable trust of which Edward K. Gaylord II is a Trustee.

              6.     Louise Gaylord Bennett  . . . . . .   2,840,242 (e)

                     (e) Does not include shares owned by Mrs. Bennett's husband Clayton Bennett, her parents Edward L. Gaylord and Thelma F. Gaylord, and her siblings Christine Gaylord Everest and Edward K. Gaylord II, as to which Mrs. Bennett disclaims beneficial ownership.

              + The numbers of shares of Class A Common Stock reported as beneficially owned by Edward L. Gaylord, Edith Gaylord Harper, Christine Gaylord Everest, and Edward K. Gaylord II include the total number of shares of Class B Common Stock (currently convertible share for share into Class A Common Stock) deposited with and held by The Oklahoma Publishing Company Voting Trust, of which the named individuals are voting trustees.


       (b)    PERCENT OF CLASS

              1.     The Oklahoma Publishing Company Voting Trust . . . . 45.84%
              2.     Edward L. Gaylord  . . . . . . . . . . . . . . . . . 47.22%
              3.     Edith Gaylord Harper . . . . . . . . . . . . . . . . 46.61%
              4.     Christine Gaylord Everest  . . . . . . . . . . . . . 46.14%
              5.     Edward K. Gaylord II . . . . . . . . . . . . . . . . 46.11%
              6.     Louise Gaylord Bennett . . . . . . . . . . . . . . .  5.98%

       (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                     1.     The Oklahoma Publishing Company
                              Voting Trust  . . . . . . . . . . 37,823,869
                     2.     Edward L. Gaylord . . . . . . . . .  1,111,167
                     3.     Edith Gaylord Harper  . . . . . . .  1,190,802
                     4.     Christine Gaylord Everest . . . . .     73,867
                     5.     Edward K. Gaylord II  . . . . . . .     29,767
                     6.     Louise Gaylord Bennett  . . . . . .      5,512

              (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                     1.     The Oklahoma Publishing Company
                              Voting Trust  . . . . . . . . . .          0
                     2.     Edward L. Gaylord . . . . . . . . . 38,540,494
                     3.     Edith Gaylord Harper  . . . . . . . 37,823,869
                     4.     Christine Gaylord Everest . . . . . 38,209,744
                     5.     Edward K. Gaylord II  . . . . . . . 38,209,744
                     6.     Louise Gaylord Bennett  . . . . . .          0

               (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                     1.     The Oklahoma Publishing Company
                              Voting Trust  . . . . . . . . . .          0
                     2.     Edward L. Gaylord . . . . . . . . .  1,111,167
                     3.     Edith Gaylord Harper  . . . . . . .  1,190,802
                     4.     Christine Gaylord Everest . . . . .     73,867
                     5.     Edward K. Gaylord II  . . . . . . .     29,767
                     6.     Louise Gaylord Bennett  . . . . . .      5,512

              (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                     1.     The Oklahoma Publishing Company
                              Voting Trust . . . . . . . . . .  37,823,869
                     2.     Edward L. Gaylord . . . . . . . . . 38,540,494
                     3.     Edith Gaylord Harper  . . . . . . . 37,823,869
                     4.     Christine Gaylord Everest . . . . . 38,209,744
                     5.     Edward K. Gaylord II  . . . . . . . 38,209,744
                     6.     Louise Gaylord Bennett  . . . . . .  2,834,730

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       Not applicable.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              1.     The Oklahoma Publishing Company Voting Trust ("Voting
                     Trust")

                     The holders of the voting trust certificates have deposited in the Voting Trust shares of Class B Common Stock, a class of security that is not registered pursuant to Section 12 of the Securities Exchange Act of 1934 but is currently convertible into Class A Stock. These certificate-holders have the right to receive dividends from the deposited shares, and to receive the proceeds from sales of such shares upon their withdrawal from the Voting Trust with the consent of the Voting Trustees. Those holders who may be deemed to have interests in Class A Stock of greater than five percent are the following:

                     Edward L. Gaylord
                     Edith Gaylord Harper
                     Christine Gaylord Everest
                     Edward K. Gaylord II
                     Louise Gaylord Bennett
                     Dickinson Trust

               2.    Edward L. Gaylord

                     Mr. Gaylord is co-trustee of the Voting Trust. The right to receive dividends from, and proceeds from sales of, shares held by the Voting Trust belongs to the holders of the voting trust certificates. See Item 6, Paragraph 1 above. In addition, Mr. Gaylord has sole or shared voting or investment power over shares of Class B Common Stock (convertible into Class A Stock) as to which three trusts and a wholly-owned corporation have the right to receive dividends, and the right to receive proceeds from any sales (in the case of two of the trusts, upon the withdrawal of the shares from the Voting Trust with the consent of the Voting Trustees). Those trusts that may be deemed to have interests in Class A Stock of greater than five percent are the Edward L. Gaylord Revocable Trust and the Mary I. Gaylord Revocable Living Trust of 1985.

               3.    Edith Gaylord Harper

                     Mrs. Harper is a co-trustee of the Voting Trust. The right to receive dividends from, and proceeds from sales of, shares held by the Voting Trust belongs to the holders of the voting trust certificates. See Item 6, Paragraph 1 above.

               4.    Christine Gaylord Everest

                     Mrs. Everest is a co-trustee of the Voting Trust. The right to receive dividends from, and proceeds from sales of, shares held by the Voting Trust belongs to the holders of the voting trust certificates. See Item 6, Paragraph 1 above. In addition, Mrs. Everest has shared voting and investment power over shares of Class B Common Stock held by a charitable trust of which she is a co-trustee. This trust has the right to receive dividends from, and the proceeds from sales of, its respective shares.

              5.     Edward K. Gaylord II

                     Mr. Gaylord II is a co-trustee of the Voting Trust. The right to receive dividends from, and proceeds from sales of, shares held by the Trust belongs to the holders of the voting trust certificates. See Item 6, Paragraph 1 above. In addition, Mr. Gaylord II has shared voting and investment power over shares held by a charitable trust of which he is a co-trustee. This trust has the right to receive dividends from, and the proceeds from sales of, its respective shares.

              6.     Louise Gaylord Bennett

                     None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10.      CERTIFICATION

              Not applicable since statement not filed pursuant to Rule 13d-
1(b).

                                   SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997                        THE OKLAHOMA PUBLISHING
                                                COMPANY VOTING TRUST
                                                    Edward L. Gaylord,
                                                      Voting Trustee
                                                EDWARD L. GAYLORD
                                                EDITH GAYLORD HARPER
                                                CHRISTINE GAYLORD EVEREST
                                                EDWARD K. GAYLORD II
                                                LOUISE GAYLORD BENNETT


                                                By:
                                                    --------------------------
                                                    Frederic T. Spindel,
                                                    Authorized Representative
                                                    of The Oklahoma Publishing
                                                    Company Voting Trust,
                                                    Edward L. Gaylord,
                                                    Edith Gaylord Harper,
                                                    Christine Gaylord Everest,
                                                    Edward K. Gaylord II, and
                                                    Louise Gaylord Bennett

                                    EXHIBIT

Exhibit 1.*   Joint Filing Agreement





--------------------

* Previously filed in paper format.